

STARTMART CLEVELAND, INC.
50 Public Square
Terminal Tower, 2d Floor
Cleveland, Ohio 44113
www[dot]startmart[dot]us

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federfal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

StartMart Cleveland, Inc. ("StartMart") was formed as a Delaware C-corporation on April 14, 2016. StartMart's predecessor began operations in October 2015 through an entity named Global StartMart LLC (formerly named Cleveland StartMart, LLC), an Ohio limited liability company, and on May 13, 2016, all of the limited liability company's assets were contributed to StartMart in exchange for all of StartMart's voting common stock.

WHAT IS STARTMART?

After the offering, StartMart will be a large member-owned coworking community connecting people, ideas, and innovation in a large multi-functional space in the heart of downtown Cleveland, Ohio. Our goal is to facilitate the generation and growth of new creative businesses of all kinds. We offer a range of membership plans and spaces, plus tools, connections, programs, and events for entrepreneurs of all kinds.

We currently lease 28,000 square feet, and there is an additional 22,000 contiguous square feet connected by an interior stairwell where, if growth permitted, we could expand. Our plans also include potentially opening up similar coworking communities in other locations in the Cleveland Metro area in the form of "satellite" branches.

We currently provide monthly memberships ranging from $50 for interns to $600+ for private offices. We are in the process of developing university and corporate partnerships. Since beginning operations, we have offered membership discounts in order to attract members and we have marketed primarily through word of mouth. Our future plans include a combination of advertising, direct marketing, and events.

OUR BACKGROUND

StartMart was an outgrowth of the Flashstarts Accelerator, an accelerator founded by Charles Stack, our Chief Executive Officer, and Jennifer Neundorfer, our Chief Business Development Officer. The genesis of StartMart started in the summer of 2014 with research and a community white paper. Flashstarts identified the need to provide flexible office space to startups and freelancers in the Cleveland area.

During the fall of that year, the plan was refined and in the spring of 2015 our current site was selected and our founder, Charles Stack, invested $51,000 into the project.

In August 2015, we launched our Kickstarter campaign for $10,000, and by September we received cash in excess of 140% of our goal. In September, we began our 5-year lease on 28,000 square feet of office space in downtown Cleveland, Ohio. In October, we were awarded a $40,000 grant from the City of Cleveland as part of its neighborhood development program $28,750 of which was received in 2015.

Since we started accepting members in October 2015, we have been able to grow our membership at approximately 10% a month and as of May 16, 2016, we have approximately 100 members. We continue to work on attracting members and our current space has enough accommodations for over 300 members.

WHY STARTMART?

MOOCOW: Member Owned & Operated CoWorking.

In order to hold with our vision of being member-owned, we are offering free open desk memberships to investors in our company through the end of May 2017. Each investor will be entitled to one open desk membership beginning on our initial closing date of the offering and continuing through May 31, 2017. However, please note that tax consequences for recipients (including federal, state, local and foreign income tax consequences) with respect to the free membership will be the sole responsibility of the investors. Investors must consult with their own personal accountant(s) and/or tax advisor(s) regarding these matters.

Support Cleveland Startups

We believe there is a need for our services in the local area. We anticipate that the regional market demand exceeds 500 potential members. We believe that our market is experiencing increasing demand for startup and coworking space similar to national averages.

Proven Membership Model

Variations on the StartMart model have proven to be successful in attracting members in other cities, including Chicago's 1871; Cincinnati's Cintrifuse; Boston's ID Building, and Washington DC's 1776.

Density and diversity breed innovation

There are also academic arguments for the economic benefits of urban density and diversity, for instance the Martin Prosperity Institute's "Startup City: The Urban Shift in Venture Capital and High Technology."

OUR LEASE

Our current lease ties our payments to our success. Until the end of our lease term on August 31, 2020, we pay sliding scale amounts to our landlord and our rent is capped at $65,000 a month (adjusted for inflation). The following details the amounts we pay under our lease:

Monthly Gross Revenues:	Percentage payable as Rent:
$1.00 to $20,000.00	90%
$20,001.00 to $40,000.00	75%
$40,001.00 to $70,000.00	65%
$70,001.00 to $80,000.00	40%
$80,001.00 and above	10%

In addition, there are an additional 22,000 contiguous square feet connected by an interior stairwell where, if growth permitted, we could expand.

Disqualification

Neither StartMart nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

You will be able to find our annual reports on or before April 30[th] each year on our website at www[dot]startmart[dot]us/investors.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Our people

We currently have five people performing services for StartMart without pay. We anticipate adding paid employees in the future.

Here's a table of StartMart's officers and directors:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for StartMart, and if not, where else does the employee work, and what percentage of his or her time is devoted to StartMart?
Officers:				
Charles Stack	Chief Executive Officer, President and Secretary, Sole Director	62	4/14/2016	50% StartMart, 50% Flashstarts
Shannon Lyons	Chief Operating Officer	33	4/14/2016	30% StartMart, 70% Flashstarts
Jennifer Neundorfer	Chief Business Development Officer and Treasurer	35	4/14/2016	20% StartMart, 80% Flashstarts
Directors:				
Charles Stack	Sole Director	62	4/14/2016	50% StartMart, 50% Flashstarts

Charles Stack

Charles Stack is founder and CEO of StartMart. Charles is also currently the Co-Founder and CEO of FlashStarts Inc., a position he has held since December 2012. Charles is a successful serial entrepreneur. After graduation from Case Western Reserve University Law School, he formed Parallax, Inc., which developed and marketed a PC-based networking case management software system for asbestos litigation to national law firms and corporate law departments. In 1992, Charles started Books[dot]com, the first online bookstore. Charles pioneered many of the features we now take for granted in today's internet retailers. Books[dot]com offered millions of books, comprehensive searching, collaborative recommendations (patented), shopping carts, price comparisons (patented), real-time credit card processing, affiliate programs, and introduced many other now standard Internet retailing concepts. Books[dot]com was acquired by CUC, Inc. in early 1996 and subsequently by Barnes and Noble. At CUC, Charles designed and launched groundbreaking sites for online music sales, movies, gifts, computer software, and games. In 1998, he founded Flashline to address the new opportunity in software components and web services. After navigating Flashline through the technology meltdown of 2001-2003, Charles focused Flashline on the expanding web services management market and created the leading web services repository solution with multiple patents. BEA Systems, Inc. acquired Flashline in 2006. BEA was acquired by Oracle in 2008 and the Flashline product remains the core offering in Oracle's web services suite. Charles has mentored, advised, and/or invested the first money in several notable start-ups including OnShift, DecisionDesk, eFuneral, Skritter, and iGuiders.
In 2000, Charles won the Infoworld E-Business Innovator Award for his contributions to Internet Retail along with Tim-Berners-Lee (WWW), Dr. James Gosling (Java), Jeff Hawkins (Palm Pilot), Richard

Stallman (GNU), Times Howes (LDAP), and Phil Zimmerman (PGP). Charles won the Ohio Venture Association (OVA) Venture of the Year award in 2007 and serves on the OVA board. He has mentored and/or been a judge at numerous business plan and start-up competitions including the recent Startup Weekend Cleveland and the 11 regional University iDeaLabs competition. He is a frequent speaker at investment, start-up, and entrepreneurship conferences as well as regularly sharing his experiences with classes of students at nearly every university in the region.

Jennifer Neundorfer

Jennifer Neundorfer is the Chief of Business Development for StartMart. Jennifer has been the CBD at StartMart since October 2015]. Jennifer is also currently the Co-Founder and CEO of FlashStarts Inc., a position she has held since January 2013. Prior to FlashStarts, Jennifer was Director of New Business Development for Fox Networks Group, where she launched a scalable mobile broadcast network called Dyle Mobile TV and initiated partnerships with major content owners including NBC, ABC, and CBS. Before joining Fox, she launched the Promoted Video ad product (i.e., Adwords for YouTube) at YouTube/Google, which provided the foundation for YouTube's monetization efforts. Prior to YouTube, Jennifer was a consultant and Team Leader at Michael Porter's Monitor Group, where she helped build the new media and technology practice and advised companies on how to leverage technology as a strategic advantage. Jennifer holds a BA from Harvard University and an MBA from the Stanford Graduate School of Business.

Shannon Lyons

Shannon Lyons is the COO of StartMart, Inc. Shannon has been serving as the COO of StartMart since October 2015. Shannon is also currently the Executive Vice President of FlashStarts Inc., a position she has held since April 2015. From January 2011 to March 2015, Shannon served as Chief Business Development Officer and Managing Partner at LaunchHouse, a tech accelerator and coworking space. In that role, Shannon secured over $650,000 of investment capital, developed an agile 12-week accelerator program, and invested in over 30 startups. Shannon became an entrepreneur in 2007, when she founded Innovatree, a strategy and innovation firm. She was influential in pioneering the first for-profit Accelerator partnership with NASA in order to discover alternative methodologies for technology commercialization. Shannon holds a Bachelor of Science from Youngstown State University and a Masters of Organizational Development & Analysis from Case Western Reserve University.

Related party transactions

Flashstarts, Inc. ("FlashStarts"), shares common ownership with StartMart. It is also owned by Charles Stack, Jennifer Neundorfer, and Shannon Lyons. Flashstarts leases 7,000 square feet on the same floor as StartMart. Flashstarts operates a startup accelerator that produces 12 new companies each year. Many of those companies have become StartMart members. Other than common ownership, there are no agreements or related party transactions between StartMart and Flashstarts.

Risk factors

The United States Securities and Exchange Commission requires StartMart to identify risks that are specific to its business and its financial condition. StartMart is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to StartMart:

- **Does anyone want our product and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for StartMart. Our members must think that we offer a better option than competitor products and other options (e.g., working from home, working at coffee shops, etc.) and they must be willing to pay for a membership at a level that allows StartMart to make a profit and still attract business.

- **We might not be the only game in town.** There are already a few small companies actively offering coworking spaces in the Cleveland metro area. And, there are several well-funded coworking companies who could enter our market and compete with us on price and the benefits that our spaces offer.

- **There are little or no barriers to entry in the marketplace.** StartMart's concept is not new or unique and there are little barriers to entry in Cleveland due to surplus office space. If StartMart is successful, there may be added competition in the marketplace which could impact our ability to generate revenues.

- **We depend on a small, unpaid management team.** We depend on the skill and experience of three individuals, Charles Stack, Shannon Lyons, and Jennifer Neundorfer. Each has a different skill set. Charles Stack is 62 years old. And, though our management team has a passion for StartMart and has equity interests in StartMart, at this time none are full-time or paid employees. If we are not able to call upon one of these people for any reason, our operations and development could be harmed.

- **We are controlled by our officers and directors.** Our officers and directors currently indirectly hold all of our voting common stock, and at the conclusion of this offering Charles Stack will continue to hold a majority of StartMart's voting common stock. Investors in this offering will not be provided voting rights and will not otherwise have the ability to control a vote by the shareholders or the board of directors.

- **We will need more people to join StartMart.** We will need additional people with the skills necessary to ensure are able to manage our properties, develop relationships with the community, organize events and work on our sales and marketing. The people we bring on should come with specialized skills that will bring value to StartMart. There are no guarantees that we will be able to find the right people for the job.

- **If only the target of $200,000 is raised, StartMart is going to need more money.** We might not sell enough securities in this offering to meet our operating needs over time and fulfill our plans, in which case we may cease operating and you will get no return on your investment. Even if we raise more than the target of $200,000, we will probably need to raise more funds in the future, and if we can't get additional funds, we will be unable to execute on our full business plan for expansion. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in StartMart being worth less, because later investors might get better terms.

- **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that we will face many difficulties typical for early stage companies. And, we might not be able to find suitable leases that suit our vision, have unexpected construction costs while converting these spaces to our needs, and have difficulties developing the partnerships with organizations and education institutions to fulfill our vision.

- **What's good for Cleveland is good for us.** We are a regionally based company focused on Cleveland and Northeast Ohio. If the economic conditions in the area change, it could have direct impact on the demand for our services. And, at this point we have just one location. If something happens at our current location that forces us to relocate or otherwise damages our business, it could have a detrimental effect on our ability to continue.

- **Any valuation at this stage is pure speculation.** We are not saying StartMart is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **You can't easily resell the securities and there are transfer and resale restrictions during the one-year period following issuance.** There are restrictions on how you can resell or transfer your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that we will ever go public, and we anticipate that there will be a lot of acquisition activity in this space, and although StartMart would entertain reasonable offers, it is speculative whether StartMart will be acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Ownership and capital structure

Prior to the offering, StartMart is 100% owned by Global StartMart LLC, which currently owns all the authorized voting common stock in StartMart (125,000 shares having a par value of $.001).

The current owners of equity in Global StartMart LLC is reflected in the below table:

Beneficial owner	Amount of securities held	Percent of voting power prior to the Offering
Charles Stack	65%	100%
Shannon Lyons	20%	0%
Jennifer Neundorfer	15%	0%

StartMart has three classes of shares: voting common stock, non-voting common stock and non-voting preferred stock. This offering is for shares of non-voting preferred stock.

Voting Common Stock

Dividend Rights

Holders of our voting common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Only holders of our voting common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of the voting common stock and non-voting common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of non-voting preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of StartMart's voting common stock are subject to and may be adversely affected by, the rights of the holders of shares of the non-voting preferred stock and any additional classes of preferred stock that we may designate in the future.

Non-Voting Common Stock

Dividend Rights

Holders of our non-voting common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our non-voting common stock are not entitled to vote on matters submitted to a vote of the stockholders except as required under law. Generally, this means that the holders of non-voting common stock may vote if any proposed amendment to the powers, preferences or special rights of the non-voting common stock would affect the holders of the non-voting common adversely, but will not adversely affect the other series of common stock or if such amendment would change the aggregate number of authorized shares or the par value of the class.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of the non-voting common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the StartMart's non-voting common stock are subject to and may be adversely affected by, the rights of the holders of the non-voting preferred stock and any additional classes of preferred stock that we may designate in the future.

The securities offered in this offering

Non-Voting Preferred Stock

Dividend Rights

Holders of our non-voting preferred stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. If dividends are paid on any share of common stock, the Corporation shall be required to pay an equal dividend amount to the holders of Non-Voting Preferred Stock (on an as-if-converted basis). We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our non-voting preferred stock are not entitled to vote on matters submitted to a vote of the stockholders except as required under law. Generally, this means that the holders of non-voting preferred stock may vote if any proposed amendment to the powers, preferences or special rights of the non-voting preferred stock would affect the holders of the non-voting preferred adversely, but will not adversely affect any other series of stock or if such amendment would change the aggregate number of authorized shares or the par value of the class.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of the non-voting preferred stock will be entitled to: (i) the initial purchase price paid for the non-voting preferred stock (i.e., $10 per share in this offering, subject to adjustment for capital reorganizations, reclassifications, stock splits, stock dividends, or other similar changes) or (ii) share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of non-voting preferred stock, in either case (i) or (ii), whichever is greater.

Conversion Rights

Holders of non-voting preferred stock shall have the right to convert their shares into shares of non-voting common stock at any time. The initial conversion rate for the non-voting preferred stock shall be 1:1 (one to one), subject to adjustment for capital reorganizations, reclassifications, stock splits, stock dividends, or other similar changes. The shares of non-voting preferred stock shall automatically be converted into common stock at the then applicable conversion rate upon: (i) the closing of an underwritten public offering of shares of common stock of StartMart at a public offering with total proceeds to StartMart of not less than $20,000,000 or (ii) the written consent of holders of at least a majority of the voting common stock in connection with a sale of StartMart or a sale of all or substantially all of its assets with total proceeds to StartMart or its stockholders of not less than $3,000,000.

Rights and Preferences

The rights, preferences and privileges of the holders of StartMart's non-voting preferred stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

Drag-Along Rights

Upon approval by the StartMart board of directors and the holders of at least a majority of the then outstanding voting common stock in favor of a sale of StartMart or substantially all of its assets (whether by merger, asset sale, sale of shares or otherwise), all holders of non-voting common stock, and non-voting preferred stock shall be required to vote their shares in favor of such sale, tender their shares, refrain from raising or asserting any dissenter or appraisal rights thereto, and to not take any other action opposing such sale, and executing the documentation reasonably related thereto.

What it means to be a minority holder

In StartMart, the class and voting structure of our stock has the effect of concentrating voting control with a few people and these few people have the ability to make all major decisions regarding the company. As a minority holder of non-voting stock, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, StartMart's repurchases of securities, a sale of StartMart or of StartMart's assets or transactions with related parties.

Dilution (Generally)

The investor's stake in a company could be diluted if such company issues additional shares. In other words, if a company issues more shares, the percentage of the company that you own would go down, even though the value of the company may go up. You would own a smaller piece of what may be a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes or bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and ownership dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if a company pays dividends).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen if a company experiences the conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes would receive more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes would dilute existing equity holders, and even more than the new investors do, because they would receive more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by StartMart. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Due Diligence

Due diligence by CrowdCheck, Inc.



The securities in this Offering

The following description is meant to be a brief summary of the material terms of the offering and is qualified in its entirety by the terms contained in the amended and restated certificate of incorporation and subscription agreement.

We are offering investors non-voting preferred stock at a $10 price per share, and are requiring a minimum investment of $2,000. Our target raise is $200,000 and will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of May 16, 2017. Closings can occur after the target amount has been reached and up until May 16, 2017. StartMart can elect to close this Offering before May 16, 2017 with five days prior notice.

Updates

Updates on the status of the offering may be found on the SI Portal LLC, funding portal at www[dot]seedinvest[dot]com.

Transferability of securities

For a year, the securities can only be transferred or resold:

- In an IPO;

- To StartMart;

- To an accredited investor; and

- Upon divorce or death.

The operating and financial information contained in our projections was prepared by StartMart's management based on estimates of our future performance. The projected results are based on assumptions and events over which we have little or no control and will depend on the success of management's implementation and strategies. We used our best judgment in selecting the assumptions underlying the projected information; however, the projections are inherently uncertain because the facts underlying the assumptions will affect the projections. If the assumed events do not materialize, or materialize in a quantity or at times that are different than the assumptions underlying our projections, the actual results will vary from the projected results. There can be no assurance that we will achieve the operating or financial results set forth in our financial projections.

Financial statements

Our financial statements cover the period from May 20, 2015, the inception of StartMart's predecessor, to December 31, 2015. The statements of the predecessor entity have been reviewed by BDO USA, LLP.

These financial statements are available as Exhibit B to the Form C.

Financial condition

Results of Operations

We incorporated the business on May 20, 2015 and began operations in October 2015. From May 20, 2015 through the end of the December 2015, our total revenue from rental income was $14,901, which includes both our membership fees and sponsoring special events. In addition, we had income from grants and our Kickstarter campaign of $ 15,594.

Our expenses during the same period were $35,258. Our largest expense was our office expense, which included the rent required under the lease. Other expenses include high speed wi-fi and internet in our public spaces ($6,778), paying for advertising to increase membership ($3,799), and depreciation for office equipment and furniture ($1,595). This resulted in a net loss of $4,763 for the period from May 20, 2015 through December 31, 2015. We currently do not have any paid employees.

From January 1, 2016 until March 31, 2016, our total rental income was $18,076, and our total grant income was $2,917. Our expenses during the same period were $32,489, which resulted in a net loss of $11,496.

Although StartMart does not currently bring enough money from our rental income to cover our current expenses, we expect to rely primarily on rental income. StartMart expects to reach breakeven at about $55,000 in monthly revenue. There are two key drivers for our revenue: number of members and revenue per member. We are currently focused on increasing the number of members. Once we achieve a level of 'critical mass', which we estimate to be approximately 250 members, we will shift focus to increasing the average revenue per member. We currently have about 100 members averaging about $100 per month. To reach breakeven we are targeting 250 members at $200 per month. We anticipate reaching breakeven within 24 months, by Q2 2018 assuming we exceed our target raise and are able to raise $400,000 in this offering.

Liquidity and Capital Resources

We have not generated any significant revenues. While some financial resources have come from membership, membership does not cover all of our expenses. We have relied on the initial capitalization of $51,000 made by our founder, Charles Stack, as well as $43,232 we collected from a combination of grants and our Kickstarter campaign as of December 31, 2015.

StartMart had cash on hand in the amount of $12,166 at December 31, 2015 and $8,400 as of April 30, 2016.

StartMart has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will either defer the capital expenditures it has planned or consider government loans for equipment and build-outs.

Indebtedness

We do not currently have any indebtedness.

Recent offerings of securities

Shortly after our incorporation, we issued 125,000 shares of voting common stock to Global StartMart LLC in exchange for its assets, including our existing lease agreement. We have not made any other issuance of securities over the past three years.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The price of the non-voting preferred stock merely reflects the opinion of the directors of StartMart as to what a fair value would be.

Use of Proceeds

Our target raise in this offering is $200,000 and we will accept subscriptions up to $1,000,000. The proceeds of this offering will be used to cover the operating expenses of StartMart, to acquire additional space and expand the current space, and to cover the costs of this offering.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of StartMart. The following uses of proceeds (assuming a target raise of $200,000 and assuming a raise of a maximum of $1,000,000) are based on StartMart's current spending forecasts:

$200,000 Raise:

- Expand Current office space   50%
- Add and upgrade amenities   20%
- Marketing   5%
- Cost of Fund Raising   25%

$1,000,000 Raise:

- Expand current office space   10%
- Acquire and upgrade contiguous space   20%
- Open 4 Northeast Ohio regional satellite branches   30%
- Add and upgrade amenities   20%
- Marketing   12.5%
- Cost of Fund Raising   7.5%

Our initial priority is to increase the number of small offices in our existing space, with modest amounts spent on marketing and amenities. Secondary priority will be based on our assessment of market demand and will be spread between expanding our existing space, acquiring and upgrading contiguous space or opening satellite offices depending on proceeds from this offering.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

MAKING AN INVESTMENT IN STARTMART

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by StartMart. Once StartMart accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to StartMart in exchange for your shares. At that point, you will be a proud owner in StartMart.

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types check out "How to Choose a Startup Investment" in our academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, StartMart has set a minimum investment amount of US $2,000.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

How can I (or the company) cancel my investment?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

AFTER MY INVESTMENT

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about their business.

Can I get rid of my securities after buying them?

Securities purchased through a Reg CF offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company who sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.